News Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC   SEHK: 945
May 6, 2020
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s First Quarter 2020 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 1Q20 net income of $1.3 billion and core earnings of $1.0 billion, a strong capital position with a LICAT ratio of 155%, and net inflows of $3.2 billion in Global Wealth and Asset Management
Today, Manulife announced its 1Q20 results. Key highlights include:
◾	Net income attributed to shareholders of $1.3 billion in 1Q20, down $0.9 billion from 1Q19
◾	Core earnings[1] of $1.0 billion in 1Q20, down 34%[2] from 1Q19
◾	Strong LICAT ratio[3] of 155%
◾	Core ROE[1] of 8.2% and ROE of 10.4% in 1Q20
◾	NBV[1] of $0.5 billion in 1Q20, down 11% from 1Q19
◾	APE sales[1] of $1.6 billion in 1Q20, down 9% from 1Q19
◾	WAM net inflows[1] of $3.2 billion in 1Q20 compared with net outflows of $1.3 billion in 1Q19
◾	Leverage ratio of 23.0% on March 31, 2020, down 2.1 percentage points from December 31, 2019
“As the world battles against COVID-19, the safety and well-being of our employees and customers is a top priority, and we salute the tireless and selfless efforts of those who are helping others during this challenging time, including frontline healthcare workers. We are contributing $25 million to focus on several critical fronts, including relief for our customers, support for our employees, and aid for our communities. We are also supporting the efforts of our employees by matching their donations,” said Manulife President & Chief Executive Officer Roy Gori.
“I am very proud of how our teams have risen to the challenge to be there for our customers when they need us most. To support business continuity, we adapted quickly by accelerating the rollout of digital tools and platforms, enabling us to continue to service existing customers and generate new business from the fulfillment of customers’ insurance and wealth management needs across all our markets globally.
“The COVID-19 pandemic continues to disrupt economies and capital markets worldwide, and our operating conditions during the first quarter were understandably affected. Considering these challenging conditions, we delivered solid results, demonstrating the diversity and resilience of our businesses. In recent years, we’ve taken significant actions to strengthen our capital ratios, reduce our leverage, reduce risk in our legacy businesses, and tightly manage our expense base. As a result, I’m confident that Manulife is well positioned to navigate this crisis and achieve ongoing success in the long-term,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our business results were solid in the first quarter. Global Wealth and Asset Management generated net inflows of $3.2 billion with positive contributions from all business lines. Our insurance new business generation remained robust with meaningful growth in new business value in both Hong Kong and Asia Other markets.”

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our First Quarter 2020 Management’s Discussion and Analysis (“1Q20 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 1Q20 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).

May 6, 2020 – Press Release Reporting First Quarter Results

“Our balance sheet has shown resilience in challenging market conditions with our LICAT capital ratio strengthening further to 155% and our leverage ratio declining to 23.0% as of the end of the first quarter. This combination provides financial flexibility and puts us in a position of strength during challenging macroeconomic times,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We made further progress on portfolio optimization in 1Q20, through a variety of initiatives in the U.S. We experienced continued success from our Annuity Guaranteed Minimum Withdrawal Benefit offer program, recognized impacts from the sale of alternative long-duration assets (“ALDA”) enabled by the reinsurance of individual and group payout annuity policies, and expanded reinsurance coverage of certain universal life no lapse guarantee products. In total, these initiatives generated additional capital benefits of $265 million during the quarter.
In 1Q20, we continued to leverage and enhance our digital capabilities, while extending support to our customers during the COVID-19 pandemic. Strategic investment in our technology infrastructure in recent years led to a smooth transition for over 95% of employees working from home. In Asia, we accelerated our digital capabilities and supported our customers by extending the use of non face-to-face sales methods across most of our businesses. Additionally, we have provided limited additional benefit coverage and extended premium payment grace periods. In Canada, we provided a temporary extension of emergency out-of-country coverage for our group and individual customers who experienced travel delays and introduced flexible financial solutions to support our banking clients. In the U.S., we have extended the grace period for our life insurance policyholders to make premium payments and increased the payout limits permitted via phone for our annuity and life customers. In addition, in our Global Wealth and Asset Management business in Canada, we launched an online cash withdrawal feature, allowing members to have a safe and reliable way to directly access their retirement plans and in the U.S., we have temporarily waived the fee for 401k hardship withdrawals.
FINANCIAL HIGHLIGHTS:
	Quarterly Results
($ millions, unless otherwise stated)	1Q20	1Q19
Profitability:
Net income attributed to shareholders	$1,296	$2,176
Core earnings(1)	$1,028	$1,548
Diluted earnings per common share ($)	$0.64	$1.08
Diluted core earnings per common share ($)(1)	$0.51	$0.76
Return on common shareholders’ equity (“ROE”)	10.4%	20.1%
Core ROE(1)	8.2%	14.2%
Expense efficiency ratio(1)	60.0%	49.9%
Performance:
Asia new business value	$356	$411
Canada new business value	$77	$62
U.S. new business value	$36	$46
Total new business value(1)	$469	$519
Asia APE sales	$1,084	$1,336
Canada APE sales	$376	$261
U.S. APE sales	$141	$143
Total APE sales(1)	$1,601	$1,740
Wealth and asset management net flows ($ billions)(1)	$3.2	$(1.3)
Wealth and asset management gross flows ($ billions)(1)	$38.2	$27.9
Wealth and asset management assets under management and administration ($ billions)(1)	$636.2	$648.1
Financial Strength:
MLI’s LICAT ratio	155%	144%
Financial leverage ratio	23.0%	27.0%
Book value per common share ($)	$26.53	$22.34
Book value per common share excluding AOCI ($)	$20.29	$19.06
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 1Q20 MD&A for additional information.

May 6, 2020 – Press Release Reporting First Quarter Results

PROFITABILITY:
Reported net income attributed to shareholders of $1.3 billion in 1Q20, down $0.9 billion from 1Q19
The decrease compared with 1Q19 was driven by a decline in core earnings of $0.5 billion and charges from investment-related experience and the direct impact of equity markets and variable annuity guarantee liabilities (compared to gains in the prior year), partially offset by gains from the direct impact of interest rates driven by widening corporate spreads (compared to losses in the prior year). Investment-related experience in 1Q20 reflected lower-than-expected returns (including fair value changes) on ALDA driven primarily by the impact of a sharp decline in oil prices, partially offset by the favourable impact of fixed income reinvestment activities.
Achieved core earnings of $1.0 billion in 1Q20, a decrease of 34% compared with 1Q19
The decrease in core earnings in 1Q20 compared with 1Q19 was driven by the unfavourable impact of markets on seed money investments in new segregated funds and mutual funds, the absence of core investment gains1 in the quarter, lower new business volumes in Japan and unfavourable 1Q20 policyholder experience in North America, including unfavourable travel claims related to COVID-19. These items were partially offset by the impact of in-force business growth in Asia and higher fee income from higher average assets under management and administration levels in our Global Wealth and Asset Management business.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $469 million in 1Q20, a decrease of 11% compared with 1Q19
In Asia, NBV decreased 14% to $356 million as growth in Hong Kong and Asia Other2 was more than offset by a decline in Japan. In Canada, NBV of $77 million was up 24% from 1Q19, driven by higher sales across all business lines. In the U.S., NBV of $36 million was down 23% from 1Q19, primarily due to the impact of lower sales volumes and a less favourable business mix.
Annualized premium equivalent (“APE”) sales of $1.6 billion in 1Q20, a decrease of 9% compared with 1Q19
In Asia, APE sales decreased 20% as growth in Hong Kong and Asia Other was more than offset by the impact of tax changes on corporate-owned life insurance product sales in Japan in the prior year. Hong Kong APE sales increased 21% driven by the continued success of our Voluntary Health Insurance Scheme and Qualifying Deferred Annuity products from our active agency force that grew by 18% from 1Q19. Asia Other APE sales increased 5% as strong sales in agency, were partially offset by lower sales in bancassurance. In Canada, APE sales increased 44% driven by higher large-case group insurance sales, growth across our individual insurance business, including a large sale in our affinity markets business, and higher sales of our lower risk segregated funds. In the U.S., APE sales declined 3% compared to the prior year quarter, as lower variable universal life and domestic protection universal life sales following regulatory changes in the fourth quarter of 2019 more than offset higher term life and international sales.
Reported Global Wealth and Asset Management net inflows of $3.2 billion in 1Q20, compared with net outflows of $1.3 billion in 1Q19
Net inflows in Asia were $0.6 billion in 1Q20, in line with 1Q19, as higher net inflows in retirement were offset by higher redemptions, mainly in institutional asset management. Net inflows in Canada were $2.8 billion in 1Q20 compared with net inflows of $2.1 billion in 1Q19, driven by higher gross flows1 into institutional asset management equity mandates. This was partially offset by lower net inflows in retirement from lower new plan sales and higher redemptions, and in retail, from higher redemptions amid equity market declines in March partially offset by higher gross flows. Net outflows in the U.S. were $0.2 billion in 1Q20 compared with net outflows of $4.0 billion in 1Q19. The improvement was driven by higher retail gross flows, primarily from strong institutional model allocations and intermediary sales, as well as the sale of a large-case retirement plan of $2.6 billion. This was partially offset by the redemption of several retirement plans and retail redemptions amid equity market declines in March.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 8:00 a.m. ET on May 7, 2020. For local and international locations, please call 416-406-0743 or toll free, North America 1-800-898-3989. Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on May 7, 2020 through August 7, 2020 by calling 905-694-9451 or 1-800-408-3053 (passcode: 8236475#).

1  This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 1Q20 MD&A for additional information.
2  Asia Other excludes Japan and Hong Kong.

May 6, 2020 – Press Release Reporting First Quarter Results

The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on May 7, 2020. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The First Quarter 2020 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Brooke Tucker-Reid (647) 528-9601 brooke_tucker-reid@manulife.com	Investor Relations: Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

May 6, 2020 – Press Release Reporting First Quarter Results

EARNINGS:
The following table reconciles core earnings to net income attributed to shareholders:
	Quarterly Results
($ millions)	1Q20	4Q19	1Q19
Core earnings(1)
Global Wealth and Asset Management	$250	$265	$233
Asia	491	494	520
Canada	237	288	283
U.S.	416	489	475
Corporate and Other (excluding core investment gains)	(366)	(159)	(63)
Core investment gains(1)	-	100	100
Total core earnings	$1,028	$1,477	$1,548
Items excluded from core earnings: Investment-related experience outside of core earnings	(608)	182	327
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	792	(389)	249
Reinsurance transactions	12	(34)	52
Tax-related items and other	72	(8)	-
Net income attributed to shareholders	$1,296	$1,228	$2,176
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 1Q20 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; average assets under management and administration and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our First Quarter 2020 MD&A and 2019 MD&A.

May 6, 2020 – Press Release Reporting First Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 6, 2020 – Press Release Reporting First Quarter Results